Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173886

Prospectus Supplement to Prospectus dated September 16, 2013

BARCLAYS PLC

3,219,067,868 Rights

3,219,067,868 Ordinary Shares, in the form of New Ordinary Shares or New American Depositary Shares

185 pence per New Ordinary Share

$12.004280 per New American Depositary Share

We, Barclays PLC, a public limited company organized under the laws of England and Wales (“Barclays”), issued to holders of Barclays ordinary shares, nominal value 25 pence (“ordinary shares”), transferable rights to buy new ordinary shares (“new ordinary shares”) and, through JPMorgan Chase Bank, N.A. (“J.P. Morgan” or the “ADS rights agent”), our ADS depositary and ADS rights agent, to holders of Barclays American Depositary Shares (“ADSs”), transferable rights to subscribe for new ADSs (“new ADSs”), pursuant to a rights issue (the “Rights Issue”).

During the trading period for ordinary share rights from September 18, 2013 to October 2, 2013:

•	The underwriters purchased 646,388,255 ordinary share rights in the open market.

•	The underwriters sold 672,421,639 ordinary share rights in the open market.

During the trading period for ADS rights from September 18, 2013 to September 25, 2013:

•	The underwriters purchased 989,365 ADS rights in the open market.

•	The underwriters sold 604,061 ADS rights in the open market.

During the subscription period for the Rights Issue from September 18, 2013 to October 2, 2013 (October 1, 2013, in respect of ADS rights):

•	No securities were bought by the underwriters in stabilizing transactions in connection with the Rights Issue.

•	The underwriters exercised 108,659,215 ordinary share rights and 257,733 ADS rights.

•	The underwriters purchased 1,415,824,169 ordinary shares in the open market at prices ranging from £2.34 to £3.23.

•	The underwriters purchased 11,053,614 ADSs in the open market at prices ranging from $16.99 to $19.69.

•	The underwriters sold 1,727,354,293 ordinary shares at prices ranging from £2.34 to £3.26.

•	The underwriters sold 10,702,628 ADSs at prices ranging from $16.98 to $19.69.

The above mentioned transactions relate to the underwriters’ market making and proprietary transactions. As used herein, “$” refers to United States dollars and “£” refers to British pounds sterling.

An aggregate of 3,046,197,378 new ordinary shares was subscribed for in the Rights Issue (whether in the form of ordinary shares or ADSs) at the subscription price of £1.85 per new ordinary share. The existing ordinary shares are traded on the London Stock Exchange’s main market for listed securities under the ticker symbol “BARC”. The new ordinary shares have also been admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities. Dealings for normal settlement in the new ordinary shares commenced as soon as practicable after 8:00 a.m. (London time) on October 4, 2013. The existing ADSs are listed on the New York Stock Exchange under the ticker symbol “BCS.” Our application to list the new ADSs on the New York Stock Exchange has been approved.

The Rights Issue comprised an offering of 3,219,067,868 new ordinary shares (including those ordinary shares in the form of ADSs). Of these, an aggregate of 2,174,322 new ordinary shares relate to the exercise of ordinary share rights or ADS rights in respect of ordinary shares that were issued after July 30, 2013, which is the date of the underwriting agreement (such new ordinary shares, the “non-underwritten ordinary shares”).

The initial underwriters severally agreed, subject to certain conditions, to use their reasonable endeavors to procure subscribers for any new ordinary shares, whether in the form of ordinary shares or ADSs (such new ordinary shares not subscribed for, the “remaining new ordinary shares”), that were not subscribed for pursuant to the exercise of ordinary share rights or ADS rights granted to holders of the 3,216,893,546 ordinary shares (including those ordinary shares in the form of ADSs) in existence on July 30, 2013, which is the date of the underwriting agreement (such new ordinary shares, the “underwritten ordinary shares”). If and to the extent the initial underwriters were unable to procure subscribers for the remaining new ordinary shares, the underwriters severally agreed, subject to certain conditions, to themselves subscribe for any remaining underwritten ordinary shares, in each case in pounds sterling at the subscription price of 185 pence per ordinary share. The underwriters may sell or resell any or all of the new ordinary shares using the accompanying Prospectus dated September 16, 2013, through their selling agents in the United States, either in the form of ordinary shares or ADSs.

The initial underwriters have procured subscribers for an aggregate of 172,870,490 new ordinary shares, representing all of the remaining new ordinary shares, at a price of £2.68 per new ordinary share (the “rump ordinary shares”).

	Non-Underwritten Ordinary Shares Subscribed in the Rights Issue		Underwritten Ordinary Shares Subscribed in the Rights Issue		Rump Ordinary Shares
Price per new ordinary share	£1.85		£1.85		£2.68
Underwriting commission per new ordinary share	—		£0.03	(1)	£0.03	(1)
Proceeds per new ordinary share, before expenses, to Barclays	£1.85		£1.82		£1.82	(2)
Total proceeds, before expenses, to Barclays(3)	£4,022,495.70	(4)	£5,530,076,685.84	(5)	£314,053,819.18	(6)

(1)	In consideration for the underwriters’ obligation to underwrite the underwritten ordinary shares in accordance with the underwriting agreement, Barclays has agreed to pay an aggregate underwriting commission of 1.7% of the aggregate proceeds of the Rights Issue in respect of the underwritten ordinary shares to the initial underwriters. Barclays has also agreed to pay the global coordinator a fee of 0.1% of the aggregate proceeds of the Rights Issue in respect of the underwritten ordinary shares.

The aggregate underwriting commission paid by Barclays to the initial underwriters is reduced by the underwriting commission payable to the additional underwriters at a rate of 1.5% of the portion of the proceeds of the Rights Issue in respect of the underwritten shares underwritten by the additional underwriters.

(2)	The remaining proceeds, less expenses of sale (including any VAT), attributable to ordinary shareholders who do not exercise their ordinary share rights will be paid to them pro rata to their unexercised ordinary share rights, provided the amount to which that shareholder is entitled exceeds £3.00. Amounts of less than £3.00 will not be so paid but will be aggregated and donated to Barclays’ chosen charity, UNICEF.

The remaining proceeds, less expenses of sale (including any VAT), attributable to the new ordinary shares underlying unexercised ADS rights will be paid to the ADS depositary (as registered holder of the ordinary share rights). The ADS rights agent will receive a payment from the ADS depositary in respect of ordinary share rights that expired unexercised, and the ADS rights agent will treat the ADS rights as having been cancelled, convert any amounts so received, net of expenses and any applicable charges, into U.S. dollars and remit the amount so received in U.S. dollars pro rata to each unexercising holder of ADS rights entitled thereto.

(3)	In connection with the Rights Issue, Barclays has also agreed to pay a fee of £1,553,656 to Credit Suisse Securities (Europe) Limited, in its capacity as sponsor, and a fee of 0.0075% of the portion of the proceeds of the Rights Issue in respect of the underwritten shares to each of Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London Branch, in their capacities as joint brokers.
(4)	Based on 3,046,197,378 new ordinary shares subscribed for in the Rights Issue (whether in the form of ordinary shares or ADSs), of which 2,174,322 new ordinary shares relate to the non-underwritten ordinary shares.
(5)	Based on 3,046,197,378 new ordinary shares subscribed for in the Rights Issue (whether in the form of ordinary shares or ADSs), of which 3,044,023,056 new ordinary shares relate to the underwritten ordinary shares.
(6)	Based on 172,870,490 remaining new ordinary shares, of which all remaining new ordinary shares were subscribed by subscribers procured by the initial underwriters as rump ordinary shares.

On October 4, 2013, the closing price of ordinary shares was 271.35 pence per ordinary share on the London Stock Exchange and the closing price of ADSs was $17.48 per ADS on the New York Stock Exchange. On October 4, 2013, the U.S. dollar to pound sterling exchange rate was $1.6010 per pound sterling (the closing spot rate as published by Bloomberg at 5:00 p.m. (New York City time) on October 4, 2013).

An investment in the new ordinary shares and the new ADSs entails risks. See “Risk Factors” beginning on page 23 of the accompanying Prospectus dated September 16, 2013.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus dated September 16, 2013. Any representation to the contrary is a criminal offense.

None of the ordinary share rights, the ADS rights, the ordinary shares or the ADSs are deposit liabilities of Barclays PLC or Barclays Bank PLC and none of them will be insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction

Barclays Investment Bank

Global Coordinator and Joint Bookrunner

Credit Suisse	Deutsche Bank	BofA Merrill Lynch	Citigroup

Joint Bookrunners and Initial Underwriters

ABN AMRO	Banco Santander	BNP PARIBAS	ING

J.P. Morgan Cazenove	MEDIOBANCA	Morgan Stanley	RBC Capital Markets

SMBC Nikko

Joint Bookrunners and Additional Underwriters

The date of this Prospectus Supplement is October 4, 2013